                                                                      EXHIBIT 12

                      HIGH VOLTAGE ENGINEERING CORPORATION

               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

               (Dollars in Thousands, Except for Per Share Data)

                                   (Unaudited)

                                                                    Fiscal Years Ended
                                                ---------------------------------------------------------
                                                April 27,   April 28,   April 29,   April 24,   April 25,
                                                  2002        2001        2000        1999        1998
                                                ---------   ---------   ---------   ---------   ---------
Earnings:
  Loss from continuing operations before
    income taxes, discontinued operations
    and extraordinary item...................   $(34,079)   $(22,755)   $(30,456)   $ (1,394)   $(19,733)
                                                --------    --------    --------    --------    --------
Fixed charges:
  Interest expense, accretion of redeemable
    put warrants and amortization of debt
    discount and premium on all
    indebtedness.............................     25,043      22,044      19,122      17,242      17,077
  Portion of rent under long-term operating
    leases representative of an interest
    factor ( 1/3)............................      1,175       1,593         804         624         642
  Accretion of redeemable preferred stock....        689         605         448         443         270
  Preferred stock dividend requirement.......      7,036       6,101       4,965       4,329       3,085
                                                --------    --------    --------    --------    --------
    Total fixed charges......................     33,943      30,343      25,339      22,638      21,074
                                                --------    --------    --------    --------    --------
  Earnings from continuing operations before
    income taxes, discontinued operations,
    extraordinary item and fixed charges.....   $   (136)   $  7,588    $ (5,117)   $ 21,244    $  1,341
                                                ========    ========    ========    ========    ========
Ratio of earnings to fixed charges...........         --          --          --          --          --

    The Company's earnings were inadequate to cover fixed charges by $41,804, $29,461, $35,869, $6,166 and $23,088 in fiscal 2002, 2001, 2000, 1999, and 1998, respectively.